

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

<u>Via E-mail</u>
Mr. Clinton W. Coldren
Chief Executive Officer
North American Energy Resources, Inc.
1535 Soniat St.
New Orleans, Louisiana 70115

> **Re:** **North American Energy Resources, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2012**
> **Filed July 27, 2012**
> **Response dated March 8, 2013**
> **File No. 000-52522**

Dear Mr. Coldren:

We have reviewed your letter dated March 8, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Properties</u>

<u>Proved Reserves Disclosures, page 9</u>

1. We note your response to comment 2 to our letter dated March 4, 2013. With respect to the May 1, 2011 reserves estimate, please clarify whether your President or whether someone at Christopher Energy, LLC oversaw the report prepared by Christopher Energy, LLC. If the latter, please disclose the qualifications of the technical persons at Christopher Energy, LLC primarily responsible for overseeing the preparation of the reserve estimate completed by Christopher Energy, LLC.

2. Rather than making revisions in the Form 10-K, please discuss the following points with Christopher Energy, LLC and obtain and file a report that complies with Item 1202(a)(8) of Regulation S-K.

- The report should discuss the possible effects of regulation on the ability of the company to recover the estimated reserves.

- The report should include a statement that the assumptions, data, methods and procedures used were appropriate for the purpose served by the report.

- The report should include a statement that the third party engineer used all methods and procedures it considered necessary under the circumstances to prepare the report. We note your response to comment 2 to our letter dated March 4, 2013, but we are unable to locate any such statement in the report prepared by Christopher Energy, LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Alan G. Massara